MDU HAS REQUESTED CONFIDENTIAL TREATMENT PURSUANT TO 17 CFR 200.83 FOR REDACTED PORTIONS DENOTED WITH “X”. MDU HAS DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATE FINANCE.
MDU Resources Group, Inc.
1200 West Century Avenue
Bismarck, ND 58503

Mailing Address:
P.O. Box 5650
Bismarck, ND 58506-5650
(701) 530-1000
September 13, 2013

By EDGAR Transmission and Federal Express

Ms. Tia L. Jenkins, Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	MDU Resources Group, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 28, 2013
Response dated August 6, 2013
File No. 001-03480

Dear Ms. Jenkins:

On behalf of MDU Resources Group, Inc. (MDU or the Company), we hereby submit MDU's response to the comment of the staff (the Staff) of the Securities and Exchange Commission (the Commission or the SEC) set forth in the Staff's letter, dated August 23, 2013, with respect to the above referenced periodic report filed under the Securities Exchange Act of 1934.

For the convenience of the Staff, the Staff's comment is included and is followed by the corresponding response of MDU. References in this letter to "we," "us" and "our" refer to MDU unless the context indicates otherwise.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
September 13, 2013

Form 10-K for the Year Ended December 31, 2012

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Goodwill, page 69

We have reviewed your analysis of whether the components have similar economic characteristics to aggregate each of your reporting units. Please provide the following for the natural gas distribution, construction materials and contracting and construction services reporting units:

•
the level of variation between the products and services offered by each of the component businesses within each reporting units. As an example, for the construction services reporting unit, please describe in more detail the electrical construction services provided by the 17 components and specifically identify the related products and services provided by the components;

•
additional information as to the manner in which you operate each component business and the nature of the resources and services shared amongst the component businesses related to operational management, equipment and intellectual resources. For the natural gas distribution reporting unit, please ensure your response addresses how engineering and procurement are shared across the various components, and specifically address how gas supply services and the customer service center(s) are shared;

•	contrast the shared activities discussed in response to the bullet above with the types of activities that are not shared among the components of each reporting unit;

•	explain which of the qualitative factors you weighted most heavily in your analysis to conclude that the components should be aggregated; and

•	the financial information regularly reviewed by segment management to assess performance for the year ended December 31, 2012.

Additionally for construction materials and contracting and construction services reporting units, please provide the following:

•	the five year average gross margins for each of the components;

•	the amount of goodwill recorded at each of the components;

•
for both the energy services component in the construction and materials reporting unit and for the component in the construction services reporting unit not included in your five year average gross margin analysis, please quantify the amount of revenue from internal sales compared to external sales for each of the past five years.

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
September 13, 2013

MDU Response:

We are providing a summary of our approach to aggregating the components of our reporting units and in response to your comment we are providing our responses to your questions by reporting unit below.

Summary of approach

We determined whether two or more components should be aggregated and deemed a single reporting unit based on similar economic characteristics as described in ASC 350-20-35-35 and by reference to the guidance in ASC 280-10-50-11.

Our quantitative analysis, performed in accordance with ASC 280-10-50-11, is based on historical five year average margins for 2008 through 2012 as a percentage of revenue. We also considered the other qualitative factors in ASC 280-10-50-11 which are:

a.	The nature of the products and services

b.	The nature of the production processes

c.	The type or class of customer for their products and services

d.	The methods used to distribute their products or provide their services

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities
We note that ASC 350-20-35-35 requires us to consider the factors in ASC 280-10-50-11 when evaluating if the components of an operating segment have similar characteristics. However, ASC 350-20-35-35 does not indicate that the guidance in ASC 280-10-50-11 is the exclusive determining factor or sole factor to be considered. In addition, every factor need not be met in order for two components to be considered similar.
We also considered the guidance in ASC 350-20-55-6 and 55-7 in addition to the factors in ASC 280-10-50-11 to determine our reporting units.
ASC 350-20-55-6 states that evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. That assessment should be more qualitative than quantitative. ASC 350-20-55-7 states that in determining whether the components of an operating segment

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
September 13, 2013

have similar economic characteristics, all of the factors in ASC 280-10-50-11 shall be considered. In addition, the determination of whether two components are economically similar need not be limited to consideration of the factors described in ASC 280-10-50-11. In determining whether components should be combined into one reporting unit based on their economic similarities, factors that should be considered in addition to those in ASC 280-10-50-11 include but are not limited to, the following:

a.	The manner in which an entity operates its business and the nature of those operations

b.	Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert

c.	The extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms

d.	Whether the components support and benefit from common research and development projects

In addition, the accounting guidance also recognizes that a company that has a more diverse offering of products and services (such as MDU) may consider two products to be similar whereas a company that has a relatively narrow offering of products and services may not consider those same products to be similar. As described in paragraph 68 of the Basis for Conclusions of Statement 131, the assessment of whether products or services are similar may depend, in part, on the nature and breadth of a company's product lines and overall operations. Paragraph 68 states, in part:

An enterprise with a relatively narrow product line may not consider two products to be similar, while an enterprise with a broad product line may consider those same two products to be similar. For example, a highly diversified enterprise may consider all consumer products to be similar if it has other businesses such as financial services and road construction. However, an enterprise that sells only consumer products might consider razor blades to be different from toasters.

The guidance in Statement 131 was a significant factor in our evaluation of whether to aggregate our components. MDU is a very diverse company with various lines of business including electric, natural gas distribution, pipeline and energy services,

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
September 13, 2013

exploration and production of oil and natural gas, construction materials and contracting, and construction services. Each of these lines of business offers various products and services which we have described more fully below for the reporting units that have goodwill. As the guidance suggests, in the context of the diversified company as a whole, we believe the products and services of our reporting units are similar.

When considering this factor as well as all the other qualitative factors in totality, we believe it is appropriate to aggregate the components of the natural gas distribution, construction materials and contracting, and construction services reporting units.

Natural gas distribution

Nature of products and services

The components of the natural gas distribution reporting unit consist of four regulated natural gas distribution companies providing retail sales of natural gas and natural gas transportation services. These services are provided under tariffs that are regulated by state public utility commissions and are based upon cost of service ratemaking. Substantially all of the revenue of these components is generated by the products and services described below. As noted in the table below, all four components offer these products and services.

Natural gas sales – the retail sale of natural gas to residential, commercial and industrial customers

Natural gas transportation – natural gas transportation services to certain customers on our natural gas distribution system

Components
	Great Plains	Montana-	Cascade	Intermountain
	Natural	Dakota	Natural	Gas
Product or Service	Gas Co.	Utilities Co.	Gas Corp.	Company
Natural gas sales	✓	✓	✓	✓
Natural gas transportation	✓	✓	✓	✓
✓ Indicates product or service is sold by the component.

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
September 13, 2013

Manner in which we operate and nature of resources and services shared and not shared

As part of our integration strategy, we share many resources and services to gain operational efficiencies and reduce costs through the standardization of policies, practices and procedures. Many of these resources and services are provided by the utility operations support group of the corporate office of the natural gas distribution reporting unit (utility operations support group) which also provides oversight of many of the policies and functions performed at the components. The goals of the utility operations support group when providing services and/or oversight are to share best practices among the components, enhance the ability to share resources across the components, provide services at the best cost and reduce liability through the implementation of best practices. In addition, there are resources and services provided by the MDU corporate office to all components. Below is a listing of the various functions and the level of services and/or oversight provided by the utility operations support group or the MDU corporate office to the components, as well as a discussion of the functions that are shared among two or more components and functions that are not shared:

•
Engineering – The standardization of operations processes, engineering policies and implementation of best practices is led and administered by the executive vice president – combined utility operations support. The day to day management of engineering operations is located at each respective component.

•
Procurement – All components utilize the same business intelligence system from which to procure the inventory supplies and materials necessary to operate and to manage the purchasing function. A standard list of vendors and items are available within the system. Common purchase orders and terms and conditions are utilized. The procurement system is maintained under the direction of the executive vice president – combined utility operations support and the procurement function has standardized operations processes, policies and procedures. Also, the MDU corporate office provides procurement services for capital requirements and has negotiated pricing for equipment, parts and materials through national accounts which benefit all the components. The actual buying function is performed at each component.

•
Gas supply – The gas supply function for all the components is handled by the gas supply department of the utility operations support group and led by the executive vice president – combined utility operations support. This team procures gas for all the components and it negotiates the contracts necessary to meet the system supply demand requirements of each component. The group also handles pipeline transportation agreements across all components.

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
September 13, 2013

•
Customer service – A customer service center located in Meridian, Idaho is the sole customer service center for all inbound customer communications for all the component companies on a 24/7/365 basis, serving approximately one million customers. The customer service department is also responsible for automated customer information, continuous service agreements and level pay options. A state of the art customer information system has been implemented and is being used at two of the components and is in the process of being implemented at the remaining components. The customer service department is led by the vice president of human resources, customer service and safety.

•
Operational management and crews – Due to the nature of the business and the geographical location, operational management and service crews who install and maintain the underground natural gas distribution system and provide customer service are not shared among the components.

•
Equipment – Due to the nature of the business and the geographical location, equipment is generally not shared among the components due to the natural gas distribution pipelines being located underground. Certain office facilities such as the customer service center previously described are shared among the components.

•	Intellectual resources – Leaders from various functional areas from all the components meet to discuss performance, business challenges, practices and procedures on a regular basis.

•
Gas dispatch – Gas dispatch on the local natural gas distribution systems for all four components is currently performed and monitored by a subsidiary of MDU, which engages in natural gas transportation services.

•
Executive management – Executive management is responsible for the operations at all the components. The executive management team consists of the president and chief executive officer, executive vice president – combined utility operations support, vice president of human resources, customer service and safety, and vice president – regulatory affairs and chief accounting officer.

•	Credit and collections – A credit and collections center located in Bismarck, North Dakota handles all credit activities for all the components.

•
Regulatory affairs – Two of the components share a regulatory affairs department with the remaining two components having separate regulatory affairs departments with oversight being provided by common leadership.

•
Accounting – Some accounting functions are performed at the component level including accounts receivable and detailed transaction processing. The utility operations support group has implemented standardized accounting policies, procedures and practices, performs certain accounting transactions and prepares the consolidated financial statements of the reporting unit. Individuals from each

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
September 13, 2013

of the components, as well as employees from the utility operations support group, communicate on a regular basis to discuss performance, practices and procedures. Internal controls have been standardized across the components with the utility operations support group having oversight of internal controls.

•
Human resources – Each component is responsible for hiring local staff; however, the utility operations support group has oversight with standardized human resources policies, practices and procedures related to determination of employee benefits across the components, hiring and performance appraisals and is led and administered by the vice president of human resources, customer service and safety.

•
Safety – Each component is responsible for day to day safety of crews and personnel; however, the utility operations support group has oversight with standardized safety policies, practices and procedures.

•
Computer systems – All components use the same general ledger accounting systems and computer systems have been implemented across the components for accounting, fixed assets, financial planning, income tax and customer information systems. Operational computer systems including work management and geographic information systems have been implemented or are in the process of being implemented at all the components.

•	Environmental – All environmental assessments are performed by the utility operations support group, which interacts with the state and federal regulatory agencies.

•	Business development – Growth of existing businesses, including industrial load growth, and acquisitions is performed by the utility operations support group.

•
Information technology – Support for reporting unit specific applications and technology is performed by the utility operations support group; whereas information technology support for centralized functions utilized by all the components, such as system administration, security, communications and a help desk is performed at the MDU corporate office.

•
Payroll – Time sheet data is input at the component level but processing and distribution of payroll checks, filing of payroll tax forms, preparation of W-2s and regulatory filings are performed at the MDU corporate office for all components.

•	Internal auditing – Auditing of financial information and internal controls at the component entities is performed by individuals at the MDU corporate office.

•	Tax – Tax return preparation for federal, state and local income tax returns is performed by individuals at the MDU corporate office.

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
September 13, 2013

•	Legal, communications and public affairs – Individuals at the MDU corporate office provide legal services, communications and public affairs for the individual components.

•
Treasury services – The MDU corporate office provides cash management, a centralized cash account and executes the issuance of long-term and short-term debt. The individual components handle the day to day receipt and deposit of cash.

•	Consolidated insurance – This program is administered at the MDU corporate office and provides cost savings, sharing of risk and ease of administration.

In summary, the manner in which we operate our four natural gas distribution companies is as one integrated business with the vice presidents of the components reporting to segment management. We share resources and services where it makes sense to gain operational efficiencies and reduce costs across all components. We acknowledge that we do not share all resources and services; however, for those that are not shared, there is corporate oversight provided by the executive management team previously discussed.

Qualitative considerations

While qualitative factors were given more weight than the quantitative factors in the analysis, we did not necessarily give a specific weight to each factor. Rather, we weighed all qualitative factors and determined that the similarities outweighed any dissimilarities. Our analysis of the various factors is noted below.

The nature of the products and services are similar in that all components are natural gas distribution companies providing identical services to their customers.

The components have identical classes of customers consisting principally of residential, commercial, industrial and transportation customers.

The components are regulated by different state public service commissions; however, the nature of the regulatory environment is similar. For example, each component is regulated under a traditional cost of service model with the cost of natural gas passed on to the customer and return on investment is earned through recovery of investments in rate base. Each jurisdiction has similar authorized rates of return.

In addition, the manner in which we operate our business and the nature of those operations are similar as the components distribute their products and services in a

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
September 13, 2013

similar fashion through company-owned distribution systems and one executive management team oversees the operations along with the utility operations support group and the MDU corporate office providing many services and functions or oversight. The components also face similar risks including weather, customer growth, which is affected by the economic environment of the markets served, and competition from other energy providers and fuels.

Lastly, as more fully described above, the components share resources and services and are working in concert to enable the recoverability of goodwill amongst the components.

The qualitative considerations regarding the nature of the production process and whether the components support and benefit from common research and development projects were not applicable to the natural gas distribution reporting unit and were not a factor in our analysis.

In summary, when considering all the qualitative factors in totality, we believe it is appropriate to aggregate the components of the natural gas distribution reporting unit.

Financial information regularly reviewed by segment management

The financial data regularly reviewed by segment management to assess performance for the natural gas distribution reporting unit includes earnings comparisons to prior year and plan earnings along with other key financial information, including certain financial metrics such as margins, sales and transportation volumes, customers and degree days. The information for the year ended December 31, 2012, is being provided under separate cover to the SEC examiner and the Company requests that the Staff return the information to MDU upon conclusion of the SEC’s review.

Summary/conclusion

In summary, when considering all the factors in totality and the diverse nature of MDU’s operations, as previously discussed, we believe it is appropriate to aggregate the components of the natural gas distribution reporting unit.

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
September 13, 2013

Construction materials and contracting

Nature of products and services

The components of the construction materials and contracting reporting unit are similar vertically integrated construction operations that add product value through the production and sale of aggregate-related products and services. The components consist of five geographic regions (Pacific, Northwest, North Central, Intermountain and South) and Energy Services. Each of the five regions is vertically integrated and mines aggregates, and then adds product value through the production and sale of asphalt, ready mix concrete, and related products and services. These components also offer integrated construction services to support their aggregate-based product lines including aggregate placement, asphalt and concrete paving, and site development and grading. Energy Services is interdependent with the five regions and part of the company’s vertical integration strategy as it provides integral products and services to the regions by securing an economical source of liquid asphalt oil supplies for the regions’ asphalt paving projects and providing expertise through consultation on purchasing of liquid asphalt oil and fuel used by the regions in the production and/or delivery of their products and services. Energy Services was acquired in large part to add to the company’s vertical integration. Substantially all of the revenue of the components of the construction materials and contracting reporting unit is generated by the products and services described below and the chart details which products or services are offered by each of the components:

Aggregates – production and sale of stone, sand and gravel used in construction for roads, runways and other surfaces and as an ingredient in ready mix and asphaltic concrete

Asphalt – production and sale of asphaltic concrete which is made by combining liquid asphalt oil and crushed stone, gravel or sand

Cement – retail supplier of cement which is used in the production of ready mix concrete

Ready mix concrete – production and sale of ready mix concrete which is a mixture of aggregates, cement and water used in many construction applications

Liquid asphalt oil – retail supplier of liquid asphalt oil used in many construction applications. In addition, liquid asphalt oil is blended with additional products for sale

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
September 13, 2013

to customers such as polymer modified asphalt, emulsions and polymer emulsions. Sales are to both internal and external customers.

Construction – construction services such as highway construction; site development and grading; subdivision development; underground utilities; asphalt paving; ready mix concrete construction and paving; bridge, airport, marine, landfill, sewer and resort/golf course construction

Components
			North	Inter-
	Pacific	Northwest	Central	mountain	South	Energy
Product or Service	Region	Region	Region	Region	Region	Services
Aggregates	✓	✓	✓	✓	✓
Asphalt	✓	✓	✓	✓	✓
Cement	✓
Ready mix concrete	✓	✓	✓	✓	✓
Liquid asphalt oil	✓		*	*	*	✓
Construction	✓	✓	✓	✓	✓
✓ Indicates product or service is sold by the component. * Indicates product is purchased by the region from the Energy Services component to be used in its operations, as previously discussed.

Along with liquid asphalt oil, internal sales of other product lines such as construction and aggregates occur between the regions as well. As described below in the operational management and crews bullet, the regions perform work and sell products between the regions.

While the Pacific region is the only region that sells cement, the other regions use cement as an integral ingredient to the production of ready mix concrete that is used in many of their construction applications. The other products offered by the Pacific region are identical to the other regions and/or Energy Services.

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
September 13, 2013

Manner in which we operate and nature of resources and services shared and not shared

As part of our integration strategy, we share many resources and services to gain operational efficiencies and reduce costs through the standardization of policies, practices and procedures. Another aspect of our integration efforts was the branding of the construction materials and contracting operations under one name, Knife River, an MDU Resources Company. This branding process was a multi-year process that involved personnel from the components, the corporate office of the construction materials and contracting reporting unit (construction materials and contracting corporate office) and the MDU corporate office. As a result of this effort, the majority of the locations are operating under this brand.

Many resources and services are provided by the construction materials and contracting corporate office which also provides oversight of many of the policies and functions performed at the components. The goals of the construction materials and contracting corporate office when providing services and/or oversight are to share best practices among the components, enhance the ability to share resources across the components, provide services at the best cost and reduce liability through the implementation of best practices. In addition, there are resources and services provided by the MDU corporate office to all components. Below is a listing of the various functions and the level of services and/or oversight provided by the construction materials and contracting corporate office or the MDU corporate office to the components, as well as a discussion of the functions that are shared among two or more components and functions that are not shared:

•
Operational management and crews – Although each component has its own operational management and crews, the components share resources in order to share expertise and improve operations which are dependent on specific jobs or circumstances and availability. For example, the Intermountain region is performing subcontract work on jobs in the North Central region and other regions. Other regions are also sharing people and resources to assist with work in the North Central Region.

•	Equipment – Equipment is often transferred between the regions throughout the year based on market needs and to maximize equipment usage.

•
Intellectual resources – Intellectual resources are shared between the components when expertise is needed in certain areas. For example, recently management teams and individuals with expertise in operations, finance and accounting were brought into the South region from other regions in order to assist with improving operations and financial performance. In addition,

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
September 13, 2013

operational employees across the components share intellectual resources and work together on product line specific process improvement teams (i.e. aggregate, ready mix concrete, asphalt and construction) to establish best practices and address common business challenges.

•
Customer sales, bidding and estimating of projects, and project management – These functions are generally not shared and are performed at the individual component level although most of the components utilize common system applications for some of these functions.

•
Executive management – The construction materials and contracting corporate office has an executive management team which consists of the president and chief executive officer, executive vice president of operations, vice president of administration, vice president of business development and operations support, and the chief accounting officer, who are responsible for the operations at all the components. In addition, the president of each component serves on the executive management team of the reporting unit.

•
Accounting – Some accounting functions are performed at the component level including accounts payable, accounts receivable and detailed transaction processing. The construction materials and contracting corporate office has implemented standardized accounting policies, procedures and practices, performs certain accounting transactions and prepares the consolidated financial statements of the reporting unit. Individuals from each of the components, as well as employees from the construction materials and contracting corporate office, communicate on a regular basis to discuss performance, practices and procedures. Internal controls have been standardized across the components with the construction materials and contracting corporate office having oversight of internal controls.

•
Human resources – Each component is responsible for hiring local staff; however, the construction materials and contracting corporate office has oversight with standardized human resources policies, practices and procedures related to determination of employee benefits across the components, hiring and performance appraisals.

•
Safety – Each component is responsible for day to day safety of crews and personnel; however, the construction materials and contracting corporate office has oversight with standardized safety policies, practices and procedures.

•	Computer systems – All components use the same enterprise resource planning, point of sale, reporting, budgeting and construction bidding software.

•
Environmental and engineering – Environmental and engineering assistance including aggregate mine planning is provided by the construction materials and contracting corporate office to the individual components.

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
September 13, 2013

•	Business development – Growth of existing businesses and acquisitions is performed at the construction materials and contracting corporate office.

•
Information technology – Support for reporting unit specific applications and technology is performed at the construction materials and contracting corporate office; whereas information technology support for centralized functions utilized by all the components, such as system administration, security, communications and a help desk is performed at the MDU corporate office.

•
Payroll – Time sheet data is input at the component level but processing and distribution of payroll checks, filing of payroll tax forms, preparation of W-2s and regulatory filings are performed at the MDU corporate office for all components.

•	Internal auditing – Auditing of financial information and internal controls at the component entities is performed by individuals at the MDU corporate office.

•
Fleet and procurement shared services – The MDU corporate office provides procurement services for capital requirements and has negotiated pricing for equipment, parts and materials through national accounts which benefit all the components. However, the components each have their own purchasing functions for materials and supplies.

•	Tax – Tax return preparation for federal, state and local income tax returns is performed by individuals at the MDU corporate office.

•	Legal, communications and public affairs – Individuals at the MDU corporate office provide legal services, communications and public affairs for the individual components.

•
Treasury services – The MDU corporate office provides cash management, a centralized cash account and executes the issuance of long-term and short-term debt. The individual components handle the day to day receipt and deposit of cash.

•	Consolidated insurance and bonding – These programs are administered at the MDU corporate office and provide cost savings, sharing of risk and ease of administration.

In summary, the manner in which we operate our construction materials and contracting companies is as one integrated business with the presidents of the components reporting to segment management. We share resources and services where it makes sense to gain operational efficiencies and reduce costs across all components. We acknowledge that we do not share all resources and services; however, for those that are not shared, there is corporate oversight provided by the executive management team previously discussed. In addition, the majority of the locations are operating as one brand (Knife River, an MDU Resources Company).

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
September 13, 2013

Qualitative considerations

While qualitative factors were given more weight than the quantitative factors in the analysis, we did not necessarily give a specific weight to each factor. Rather, we weighed all qualitative factors and determined that the similarities outweighed any dissimilarities. Our analysis of the various factors is noted below.

Although the nature of the products and services are not identical across all components, we believe the products and services are similar in that the five regions are vertically integrated and mine aggregates, then add product value through the production and sale of asphalt, ready mix concrete, and related products and services. These components also offer integrated construction services to support their aggregate-based product line. Energy Services is interdependent with the five regions and part of the company’s vertical integration strategy as it provides integral products and services to the regions by securing an economical source of liquid asphalt oil supplies for the regions’ asphalt paving projects and providing expertise through consultation on purchasing of liquid asphalt oil and fuel used by the regions in the production and/or delivery of their products and services.

The nature of the production process is similar across the components as the company has worked to develop standard processes and procedures across the components.

The components also have similar public and private customers including residential, commercial, industrial and governmental customers.

In addition, the manner in which we operate our business and the nature of those operations are similar because the components distribute their products and services in a similar fashion, have similar processes and practices and share one executive management team that oversees operations along with the construction materials and contracting corporate office and the MDU corporate office that provide many services and functions or oversight. The components also face similar risks including project complexity, labor productivity, the economy, competition and the cost of raw materials.

Lastly, as more fully described above, the components share resources and services, the majority of the locations operate under one brand (Knife River, an MDU Resources Company) and the components are working in concert to enable the recoverability of goodwill amongst the components.

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
September 13, 2013

The qualitative considerations regarding the nature of the regulatory environment and whether the components support and benefit from common research and development projects were not applicable to the construction materials and contracting reporting unit and were not a factor in our analysis.

In summary, when considering all the qualitative factors in totality, we believe it is appropriate to aggregate the components of the construction materials and contracting reporting unit.

Financial information regularly reviewed by segment management

The financial data regularly reviewed by segment management to assess performance for the construction materials and contracting reporting unit includes earnings comparisons to prior year and plan earnings along with other key financial information, including certain financial metrics such as volumes and backlog. The information for the year ended December 31, 2012, is being provided under separate cover to the SEC examiner and the Company requests that the Staff return the information to MDU upon conclusion of the SEC’s review.

Five year gross margins and goodwill by component

The five year average gross margins and amount of goodwill for each of the components of the construction materials and contracting reporting unit is detailed below:

Five Year Average
	Gross Profit Margin	Goodwill at
Component	2008-2012	December 31, 2012
(In millions)
Pacific region	XX	XX
Northwest region	XX	XX
North Central region	XX	XX
Intermountain region	XX	XX
South region	XX	XX
Energy services	XX	XX
$176.3

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
September 13, 2013

As indicated in our response dated August 6, 2013, we anticipate the range of future gross profit margins to be narrower as margins for XXXXXXXXXXXXXXXX have recently improved while margins for XXXXXXXXXXXXXXX have recently declined. Future gross profit margins for XXXXXXXXXXXXXXXX are anticipated to be approximately XX percent. XXXXXXXXXXXXXXXX historical five year average gross profit margins were on the high end of the range. However, in 2012 and 2011, these margins have declined averaging XX percent. We anticipate XXXXXXXXXXXXXXXX future gross profit margins to be similar to those achieved in 2012 and 2011. In addition, we anticipate future gross margins for XXXXXXXXXXXXXXXXXX to decline. We currently anticipate future margins XXXXXXXXXXXXXX to approximate XX percent.

While there is some variability in the historical five year average gross profit margins for all the components, which range from XX percent to XX percent for 2008 through 2012, we believe the components have similar economic characteristics and share similar competitive, operating and financial risks that are inherent in the construction industry. These risks are similar for the components but can fluctuate on a year to year basis. Risks common to the components that may cause margin variations include project complexity, labor productivity, project progress, and the economy in the markets served; as well as weather, the level of competition in the bidding process; the cost of raw materials such as diesel, gasoline, liquid asphalt oil, cement and steel and the state of the nation’s economy, including the impact of federal transportation infrastructure spending. As a result, we believe the components have similar economic characteristics.

Internal sales for Energy Services

Energy Services’ revenue from internal sales compared to external sales for each of the past five years is presented in the table below:

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
September 13, 2013

Percent of
	Internal	External	Total	Internal Revenue
Year	Revenue	Revenue	Revenue	to Total Revenue
(In millions)
2008	XX	XX	XX	XX
2009	XX	XX	XX	XX
2010	XX	XX	XX	XX
2011	XX	XX	XX	XX
2012	XX	XX	XX	XX

Summary/conclusion

In summary, when considering all the qualitative factors in totality and the diverse nature of MDU’s operations, as previously discussed, we believe it is appropriate to aggregate the components of the construction materials and contracting reporting unit.

Construction services

Nature of products and services

The components of the construction services reporting unit consist of 17 companies that provide similar electrical construction and related products and services. The electrical construction industry is very labor intensive as opposed to being capital intensive and a majority of the components provide electrical construction and related products and services utilizing a highly skilled unionized workforce, the International Brotherhood of Electrical Workers. The components also face similar risks due to the complexity of projects, labor productivity and competition in the bidding process.

Substantially all of the revenue of the components of the construction services reporting unit is generated by the products and services described below. There are multiple components providing more than one service as indicated by the chart below which details the products or services offered by each of the components:

Outside construction – full service construction and maintenance of overhead and underground electrical distribution and transmission power lines, substations, external lighting and traffic signalization, gas pipelines, and utility excavation services, including underground electrical

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
September 13, 2013

Inside construction – full service design, construction and maintenance of inside electrical wiring and communications, fire suppression systems and mechanical services

Industrial – full service construction and maintenance of electrical infrastructure and mechanical piping within industrial and manufacturing facilities

Equipment and supply – sale and distribution of electrical materials and the manufacturing and distribution of specialty equipment for the electrical construction industry

Product or Service
	Outside	Inside		Equipment
Components	Construction	Construction	Industrial	and Supply
Bell Electrical Contractors, Inc.		✓	✓
Bombard Electric, LLC		✓	✓
Bombard Mechanical, LLC		✓
Capital Electric Construction Company, Inc.		✓	✓
Capital Electric Line Builders, Inc.	✓
Desert Fire Protection, Inc.		✓
E.S.I., Inc.		✓	✓
Hamlin Electric Company	✓
International Line Builders, Inc.	✓		✓
Lone Mountain Excavation & Utilities, LLC	✓	✓
Loy Clark Pipeline Co.	✓		✓
Oregon Electric Construction, Inc.		✓	✓
Rocky Mountain Contractors, Inc.	✓
Sun Valley Electric Supply Co.				✓
USI Industrial Services, Inc.			✓
Wagner Industrial Electric, Inc.		✓	✓
Wagner-Smith Equipment Co.				✓
✓ Indicates product or service is sold by the component.

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
September 13, 2013

Manner in which we operate and nature of resources and services shared and not shared

As part of our integration strategy, we share resources and services to gain operational efficiencies and to standardize policies, practices and procedures. Many of these resources and services are provided by the corporate office of the construction services reporting unit (construction services corporate office) which also provides oversight of many of the policies and functions performed at the components. The goals of the construction services corporate office when providing services and/or oversight are to share best practices among the components, enhance the ability to share resources across the components, provide services at the best cost and reduce liability through the implementation of best practices. In addition, there are resources and services provided by the MDU corporate office to all components. Below is a listing of the various functions and the level of services and/or oversight provided by the construction services corporate office or the MDU corporate office to the components, as well as a discussion of the functions that are shared among two or more components and functions that are not shared:

•
Operational management and crews – Although each component has its own operational management and crews, the components share resources in order to share expertise and improve operations which are dependent on specific jobs or circumstances and availability. Recent examples of this include employees at one component helping secure work for another component for solar projects, casinos and convention centers. The components also work together on the same projects and recent examples of this include casino, stadium and university projects.

•
Equipment – Equipment is generally not shared across the components. However, equipment is not particularly integral to this reporting unit given that the electrical construction industry is very labor intensive as opposed to being capital intensive.

•
Intellectual resources – Intellectual resources are shared between the components when expertise is needed in certain areas. Examples of this include a job productivity analysis that was developed by one component and shared with the other components and customer relations and marketing programs that are shared by all components. In addition, the presidents of each of the components meet to discuss financial performance/operational success, customer relations, safety and employee satisfaction.

•
Customer sales, bidding and estimating of projects, and project management – These functions are generally not shared and are performed at the individual component level although on certain projects these functions have been shared,

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
September 13, 2013

as further discussed above in the operational management and crews bullet. The majority of the components utilize similar system applications for some of these functions.

•
Executive management – The construction services corporate office consists of the president and chief executive officer, vice president – human resources and risk control, vice president – business development and operations support, chief accounting officer and treasurer and controller, who are responsible for the operations at all the components. Each component has a president who reports to this executive management team.

•
Accounting – Some accounting functions are performed at the component level including accounts payable, accounts receivable and detailed transaction processing. The construction services corporate office has implemented standardized accounting policies, procedures and practices, performs certain accounting transactions and prepares the consolidated financial statements of the reporting unit. Individuals from each of the components, as well as employees from the construction services corporate office, communicate on a regular basis to discuss performance, practices and procedures. Internal controls have been standardized across the components with the construction services corporate office having oversight of internal controls.

•
Human resources – Each component is responsible for hiring local staff; however, the construction services corporate office has oversight with standardized human resources policies, practices and procedures related to determination of employee benefits across the components, hiring and performance appraisals.

•
Safety – Each component is responsible for day to day safety of crews and personnel; however, the construction services corporate office has oversight with standardized safety policies, practices and procedures.

•	Computer systems – The majority of the components use the same general ledger accounting and reporting system as well as construction estimating and project management software.

•	Business development – Growth of existing businesses and acquisitions is performed at the construction services corporate office.

•
Information technology – Support for reporting unit specific applications and technology is performed at the construction services corporate office; whereas information technology support for centralized functions utilized by all the components, such as system administration, security, communications and a help desk is performed at the MDU corporate office.

•	Payroll – Payroll is performed at the individual component level with certain components sharing payroll processing personnel. Time sheet data is input at

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
September 13, 2013

the component level as well as processing and distribution of payroll checks, filing of payroll tax forms, preparation of W-2s and regulatory filings.

•	Internal auditing – Auditing of financial information and internal controls at the component entities is performed by individuals at the MDU corporate office.

•
Fleet and procurement shared services – The MDU corporate office provides procurement services for capital requirements and has negotiated pricing for equipment, parts and materials through national accounts which benefit all the components. However, the components each have their own purchasing functions for materials and supplies.

•	Tax – Tax return preparation for federal, state and local income tax returns is performed by individuals at the MDU corporate office.

•	Legal, communications and public affairs – Individuals at the MDU corporate office provide legal services, communications and public affairs for the individual components.

•
Treasury services – The MDU corporate office provides cash management, a centralized cash account and executes the issuance of long-term and short-term debt. The individual components handle the day to day receipt and deposit of cash.

•	Consolidated insurance and bonding – These programs are administered at the MDU corporate office and provide cost savings, sharing of risk and ease of administration.

In summary, the manner in which we operate our construction services companies is as one integrated business with the presidents of the components reporting to segment management. We share resources and services where it makes sense to gain operational efficiencies and reduce costs across all components. We acknowledge that we do not share all resources and services; however, for those that are not shared, there is corporate oversight provided by the executive management team previously discussed.

Qualitative considerations

While qualitative factors were given more weight than the quantitative factors in the analysis, we did not necessarily give a specific weight to each factor. Rather, we weighed all qualitative factors and determined that the similarities outweighed any dissimilarities. Our analysis of the various factors is noted below.

Although the nature of the products and services are not identical across each of the components, they are similar in that all the components provide electrical construction and related products and services. The components provide products and services in

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
September 13, 2013

four primary areas consisting of outside construction, inside construction, industrial, and equipment and supply, as previously described. The products and services offered in each of these areas are even more similar. As the guidance suggests, in the context of the diversified company as a whole, we believe the products and services of the construction services reporting unit are similar.

The components have similar public and private customers including commercial, industrial, institutional and governmental customers.

In addition, the manner in which we operate our business and the nature of those operations are similar because the components distribute their products and services in a similar fashion, have similar processes and practices, and share one executive management team that oversees operations along with the construction services corporate office and MDU corporate office that provide many services and functions or oversight. The components also face similar risks including project complexity, labor productivity, the economy, competition and the cost of raw materials.

Lastly, as more fully described above, the components share resources and services and the components are working in concert to enable the recoverability of goodwill amongst the components.

The qualitative considerations regarding the nature of the production process, the nature of the regulatory environment and whether the components support and benefit from common research and development projects were not applicable to the construction services reporting unit and were not a factor in our analysis.

In summary, when considering all the qualitative factors in totality, we believe it is appropriate to aggregate the components of the construction services reporting unit.

Financial information regularly reviewed by segment management

The financial data regularly reviewed by segment management to assess performance for the construction services reporting unit includes earnings comparisons to prior year and plan earnings along with other key financial information, including certain financial metrics such as margins, return on invested capital and working capital. The information for the year ended December 31, 2012, is being provided under separate cover to the SEC examiner and the Company requests that the Staff return the information to MDU upon conclusion of the SEC’s review.

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
September 13, 2013

Five year gross margins and goodwill by component

The five year average gross margins and amount of goodwill for each of the components of the construction services reporting unit is detailed below:

Five Year Average
	Gross Profit Margin	Goodwill at
Component	2008-2012	December 31, 2012
(In millions)
Bell Electrical Contractors, Inc.	XX	XX
Bombard Electric, LLC	XX	XX
Bombard Mechanical, LLC	XX	XX
Capital Electric Construction Company, Inc.	XX	XX
Capital Electric Line Builders, Inc.	XX	XX
Desert Fire Protection, Inc.	XX	XX
E.S.I., Inc.	XX	XX
Hamlin Electric Company	XX	XX
International Line Builders, Inc.	XX	XX
Lone Mountain Excavation & Utilities, LLC	XX	XX
Loy Clark Pipeline Co.	XX	XX
Oregon Electric Construction, Inc.	XX	XX
Rocky Mountain Contractors, Inc.	XX	XX
Sun Valley Electric Supply Co.	XX	XX
USI Industrial Services, Inc.	XX	XX
Wagner Industrial Electric, Inc.	XX	XX
Wagner-Smith Equipment Co.	XX	XX
$104.3

The historical five year average gross profit margin for XXXXXXXXXX was XXXXXX at XX percent. However, this component XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX. This component also shares other similar qualitative factors with the other components including similar

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
September 13, 2013

economic risks, standardized processes and practices and shared resources and services. We anticipate future gross profit margins for this component in the near term to be similar to the historical average.

While there is some variability in the historical five year average gross profit margins for the remaining 16 components which range from XX percent to XX percent for 2008 through 2012, we believe the components have similar economic characteristics and share similar competitive, operating and financial risks that are inherent in the construction industry. These risks are similar for the components but can fluctuate on a year to year basis. Risks common to the components that may cause margin variations include project complexity, labor productivity, project progress and the economy in the markets served; as well as the level of competition in the bidding process; the cost of raw materials such as copper and steel and the state of the nation’s economy. As a result, we believe the components have similar economic characteristics.

Internal sales for XXXXXXXXXX
Revenue from internal sales compared to external sales for each of the past five years for XXXXXXXXXX, which was the component of the construction services reporting unit which was not included within the range of historical five year gross profit margins presented for 16 out of the 17 components in our prior response, is presented in the table below:

Percent of
	Internal	External	Total	Internal Revenue
Year	Revenue	Revenue	Revenue	to Total Revenue
(In millions)
2008	XX	XX	XX	XX
2009	XX	XX	XX	XX
2010	XX	XX	XX	XX
2011	XX	XX	XX	XX
2012	XX	XX	XX	XX

Although internal sales for XXXXXXXXXX are not significant, we believe XXXXXXXXXX is similar to the other components XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX.

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
September 13, 2013

Summary/conclusion

In summary, when considering all the qualitative factors in totality and the diverse nature of MDU’s operations, as previously discussed, we believe it is appropriate to aggregate the components of the construction services reporting unit.

Overall summary/conclusion

In summary, we determined whether two or more components should be aggregated at each of our reporting units based on whether the components had similar economic characteristics including the quantitative analysis based on long-term margins and considered the other qualitative factors for aggregation, as previously mentioned. We note that the accounting guidance requires us to consider all these factors when evaluating if the components have similar characteristics. However, every factor need not be met in order for two components to be considered similar. The guidance also states that evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances and that the assessment should be more qualitative than quantitative.

The guidance in Statement 131 was also a significant factor in our evaluation of whether to aggregate our components, as previously described. When considering the guidance, as well as all the other qualitative factors in totality, we believe it is appropriate to aggregate the components of the natural gas distribution, construction materials and contracting, and construction services reporting units.

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
September 13, 2013

If you would like to discuss the response to the Staff's comment or if you would like to discuss any other matters, please contact me at (701) 530-1035.

Sincerely,

MDU RESOURCES GROUP, INC.

BY:	/s/ Nicole A. Kivisto
Nicole A. Kivisto
Vice President, Controller and
Chief Accounting Officer

c:	Jamie Kessel, United States Securities and Exchange Commission
Nasreen Mohammed, United States Securities and Exchange Commission
Christopher Swanson, Deloitte & Touche LLP
Walter Godlewski, Cohen Tauber Spievack & Wagner PC
Doran Schwartz, MDU Resources Group, Inc.